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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          Hanaro Tongshin Chushik Hoesa
--------------------------------------------------------------------------------
                             (Hanaro Telecom, Inc.)
                                (Name of Issuer)

                  Common Shares, par value Won 5,000 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   409649209
           ---------------------------------------------------------
                                 (CUSIP Number)

      Richard A. Ekleberry                          Lee-Peng Chow                          Walter B. Stahr
      Texas Pacific Group              AIG Global Investment Corp. (Asia) Ltd.       Emerging Markets Partnership
301 Commerce Street, Suite 3300                3601 One Pacific Place               2001 Pennsylvania Avenue, N.W.
      Fort Worth, TX 76102                          88 Queensway                              Suite 1100
         (817)                                    871-4000 Admiralty,                    Washington, DC 20006
                                                     Hong Kong                              (202) 331-9051
                                                 011.852.2143.1322



                                                   With copies to:

                                                    Neil Whoriskey
                                           Cleary Gottlieb Steen & Hamilton
                                                  Bank of China Tower
                                                    One Garden Road
                                                       Hong Kong
                                                   011.852.2521.4122
---------------------------------------------------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIF II NT, Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Labuan, Malaysia

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (Limited Company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIG Asian Infrastructure Fund II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           PN

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIG Asian Infrastructure Management II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           PN

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIG Asian Infrastructure Management II, Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (limited company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Emerging Markets Partnership II L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (Limited Liability Company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Emerging Markets Corporation

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           CO

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GIC Infrastructure Pte Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Singapore

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           CO

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIG Asian Opportunity Fund, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           PN

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIG Asian Opportunity G.P., L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (exempted company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIG Global Investment Corp. (Asia) Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (limited liability company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American International Assurance Company (Bermuda) Limited

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (limited liability company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American International Reinsurance Company, Ltd.
           (Federal Tax ID No.: 23-2391022)

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           CO, HC

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American International Group, Inc.
           (Federal Tax ID No.: 13-2592361)

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           CO, HC

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Newbridge Asia HT, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           PN

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Newbridge Asia HT, Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (limited company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Newbridge Asia GenPar III, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           PN

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Newbridge Asia Advisors III, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           CO

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tarrant Advisors, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           CO

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Blum G.A. III, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           OO (limited liability company)

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Blum Investment Partners, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           CO

                                  SCHEDULE 13D
--------------------
CUSIP No. 409649209
--------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Richard C. Blum

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                              7       SOLE VOTING POWER
                                      See Item 5

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                See Item 5
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        See Item 5

                              10      SHARED DISPOSITIVE POWER
                                      See Item 5


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5

   14      TYPE OF REPORTING PERSON*

           IN

         Item 1.   Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common shares, par value Won 5,000 per share (the "Common Shares"), of Hanaro Telecom, Inc., a chusik-hoesa duly organized and existing under the laws of Korea (the "Company"), whose principal executive offices are located at 726, Janghang-2 dong, Ilsan-Ku, Koyang, 411-778, Korea.

         Item 2.   Identity and Background.

         (a) through (c) and (f):

         This statement is filed by the following persons (collectively, the "Reporting Persons"):

         (i) AIF II NT, Ltd., a company duly organized and existing under the laws of Labuan, Malaysia ("AIF II"), having its principal office at Unit 3(1), 3rd Floor, Main Office Tower, Financial Park Labuan Complex, Jalan Merdeka, 8/000 Labuan, F.T. Labuan, Malaysia, is engaged in the business of making investments in securities of public and private companies in Korea;

         (ii) AIG Asian Infrastructure Fund II, L.P., a limited partnership duly organized and existing under the laws of Bermuda ("AIG Fund II"), having its principal office at 29 Richmond Road, Pembroke, Bermuda, is an investment fund engaged in the business of making infrastructure investments in Asia and is the sole shareholder of AIF II;

         (iii) AIG Asian Infrastructure Management II, L.P., a limited partnership duly organized and existing under the laws of Bermuda ("AIG Fund II General Partner"), having its principal office at 29 Richmond Road, Pembroke, Bermuda, is the general partner of AIG Fund II;

         (iv) AIG Asian Infrastructure Management II, Ltd., a limited company duly organized and existing under the laws of Bermuda ("AIG Fund II Management"), having its principal office at 29 Richmond Road, Pembroke, Bermuda, is the general partner of AIG Fund II General Partner;

         (v) American International Reinsurance Company, Ltd., a corporation duly organized and existing under the laws of Bermuda ("AIRCO"), having its principal office at American International Building, 29 Richmond Road, Pembroke, Bermuda, is a holding company and is a principal shareholder of AIG Fund II Management and the sole shareholder of American International Assurance Company (Bermuda) Ltd.;

         (vi) Emerging Markets Partnership II L.L.C., a limited liability company duly organized and existing under the laws of Delaware ("EMP II"), having its principal office at 2001 Pennsylvania Avenue, N.W., Suite 1100, Washington, DC 20006, is engaged in the business of serving as principal adviser to AIG Fund II General Partner;

         (vii) Emerging Markets Corporation, a corporation duly organized and existing under the laws of Delaware ("EMC"), having its principal office at 2001 Pennsylvania Avenue, Suite 1100, Washington, DC 20006, is engaged in the business of making infrastructure-related investments in emerging markets and is the majority shareholder of EMP II;

         (viii) GIC Infrastructure Pte Ltd., a corporation duly organized and existing under the laws of Singapore ("GICI"), having its principal office at 168 Robinson Road, #37-01, Capital Tower, Singapore 068912, is engaged in the business of to undertake and transact investment business and to provide investment advisory services, and is a principal shareholder of AIG Fund II Management and an adviser to AIG Fund II General Partner;

         (ix) AIG Asian Opportunity Fund, L.P., an exempted limited partnership duly organized and existing under the laws of the Cayman Islands ("AOF"), having its principal office at c/o Maples and Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands, is an investment fund engaged in the business of making investments in securities of public and private companies in Asia;

         (x) AIG Asian Opportunity G.P., L.L.C., a exempted company duly organized and existing under the laws of the Cayman Islands ("AOF General Partner"), having its principal office at c/o Maples and Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands, is the general partner of AOF;

         (xi) AIG Global Investment Corp. (Asia) Ltd., a limited liability company duly organized and existing under the laws of Bermuda ("AIGGIC"), having its principal office at Suite 3601 One Pacific Place, 88 Queensway, Hong Kong, is engaged in the business of organizing and managing the invested assets of affiliates and unrelated investor clients and is an adviser to AIG Fund II General Partner;

         (xii) American International Assurance Company (Bermuda) Limited, a stock insurance company duly organized and existing under the laws of Bermuda ("AIAB"), having its principal office at American International Building, 29 Richmond Road, Pembroke, Bermuda, is engaged in the business of insurance and is the sole shareholder of AIGGIC;

         (xiii) American International Group, Inc., a corporation duly organized and existing under the laws of Delaware ("AIG, Inc.,"), having its principal office at 70 Pine Street, New York, NY 10270, is a holding company, which through its subsidiaries engages in a broad range of insurance and insurance-related activities and financial services in the United States and abroad and is the sole shareholder of AIRCO and a substantial shareholder of EMP II;

         (xiv) Newbridge Asia HT, L.P., an exempted limited partnership duly organized and existing under the laws of the Cayman Islands ("Newbridge Asia HT"), having its principal office at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, was formed solely for the purpose of effecting the transactions described under Item 4 below and holding securities of the Company;

         (xv) Newbridge Asia HT, Ltd., a limited company duly organized and existing under the laws of the Cayman Islands ("Newbridge Asia HT General Partner"), having its principal office at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, is the general partner of Newbridge Asia HT;

         (xvi) Newbridge Asia GenPar III, L.P., a limited partnership duly organized and existing under the laws of the Cayman Islands ("Newbridge GenPar III ), having its principal office at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, the principal business of which is serving as the general partner of Newbridge Asia HT General Partner and other related entities engaged in making investments in securities of public and private companies;

         (xvii) Newbridge Asia Advisors III, Inc., a corporation duly organized and existing under the laws of the Cayman Islands ("Newbridge Advisors III"), having its principal office at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, the principal business of which is serving as the general partner of Newbridge GenPar III and other related entities engaged in making investments in securities of public and private companies;

         (xviii) Tarrant Advisors, Inc., a corporation duly organized and existing under the laws of Texas ("Tarrant Advisors"), having its principal office at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, is engaged in the business of advising related entities engaged in making investments in securities of public and private companies and is a principal shareholder of Newbridge Advisors III;

         (xix) Blum G.A. III, L.L.C., a limited liability company duly organized and existing under the laws of Delaware ("Blum G.A. III"), having its principal office at 909 Montgomery Street, Suite 400, San Francisco, California 94133, is a principal shareholder of Newbridge Advisors III;

         (xx) Blum Investment Partners, Inc., a corporation duly organized and existing under the laws of California ("Blum Investment"), having its principal office at 909 Montgomery Street, Suite 400, San Francisco, California 94133, is the managing member of Blum G.A. III; and

         (xxi) Richard C. Blum is the sole shareholder of Blum Investment.

         Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation") and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 12%, 2.2% and 1.8%, respectively, of the outstanding common stock of AIG, Inc. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, NY 10270.

         The names business address, citizenship and principal occupation of each executive officer and director of AIF II, AIG Fund II, AIG Fund II General Partner, AIG Fund II Management, AIRCO, EMP II and EMC are set forth in Schedule I attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each such officer or director is also the address of the principal employer for such officer or director.

         The name, business address, citizenship and principal occupation of each executive officer and director of AOF, AOF General Partner, AIGGIC, AIAB, AIG, Inc., SICO, The Starr Foundation and Starr are set forth in Schedule II attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each such officer or director is also the address of the principal employer for such officer or director.

         The name, business address, citizenship and principal occupation of each executive officer and director of Newbridge Asia HT, Newbridge Asia HT General Partner, Newbridge GenPar III, Newbridge Advisors III, Tarrant Advisors, Blum G.A. III and Blum Investment are set forth in Schedule III attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each such officer or director is also the address of the principal employer for such officer or director.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

         (d) and (e):

         During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of any of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration.

         As more fully described under Item 4 below, AIF II, AOF and Newbridge Asia HT (together, the "Sponsors") entered into the Investment Agreement (as defined below) with the Company, pursuant to which the Sponsors agreed to purchase, together with co-investors to be designated by the Sponsors, an aggregate amount of 182,812,500 Common Shares for Won 3,200 per Common Share in cash, having an aggregate purchase price of Won 585,000,000,000. As of the date of this Schedule 13D, the identity of the co-investors to be designated has not yet been finalized, and the allocation of the Common Shares to be acquired by each of the Sponsors and the designated co-investors has not been decided. If and when each of AIF II, AOF, Newbridge Asia HT and each of the co-investors designated by the Sponsors purchases all or a portion of such Common Shares, it will use funds obtained from contributions of partners or partners of affiliates, as applicable.

         Item 4.   Purpose of Transaction.

         Investment Agreement

         On September 9, 2003, the Company, AIF II, AOF and Newbridge Asia HT, entered into an Investment Agreement, dated as of September 9, 2003 (the "Investment Agreement"), providing for, among other things, the issuance by the Company and purchase by the Sponsors, together with co-investors to be designated by the Sponsors, of an aggregate 182,812,500 Common Shares, at the purchase price of Won 3,200 per Common Share (the "Investment Securities"). The Investment Agreement provides that additional co-investors may become parties to the Investment Agreement and purchase a portion of the Investment Securities. The Sponsors and any such co-investors are referred to below as "Investors". The closing of the investment (the "Closing") is subject to the satisfaction of certain conditions set forth in the Investment Agreement, including, among others, Investor approvals, the purchase of allocated Investment Securities by each of the Investors, the resignation of certain board members, the appointment of certain board members and management and other customary conditions to closing.

         The Investment Agreement provides that the Company will, among other things, (i) amend its Articles of Incorporation (the "Amended and Restated Articles of Incorporation"), effective as of the date of the Closing (the "Closing Date"), to provide, among other things, that the board of directors of the Company shall consist of 11 members, the Outside Director Nominating Committee shall be limited to three members and the maximum number of representative directors and standing directors of the Company shall be one,
(ii) permit the Investors to designate five individuals (the "Investors' Nominees") to be elected as directors of the Company as of the Closing Date, of which two directors will be non-standing directors and three directors will be independent non-standing directors in accordance with Korean law, and one of which will be designated by the Investors as the replacement representative director, and (iii) amend the Company's rules regarding the delegation of powers by the board of directors to the Outside Director Nominating Committee and the operation thereof, appoint three new members of the Outside Director Nominating Committee of the Board together with their alternatives, each to a three year term, and cause two members of such committee together with their alternates to be Investors' Nominees, effective as of the Closing Date. The Investment Agreement will also provide that, effective as of the Closing Date, the Investors' designee shall be appointed as chief financial officer of the Company and that the chief executive officer of the Company will be the sole representative director of the Company. The Investment Agreement also provides that the Company will not take certain significant corporate actions without the consent of the Investors so long as the Investors, together with their affiliates, continue to hold an aggregate of fifteen percent (15%) or more of the outstanding Common Shares.

         On October 21, 2003, at an extraordinary general shareholders' meeting of the Company, the shareholders of the Company voted in favor of (i) approving the amendments to the Company's Articles of Incorporation described above, (ii) electing the Investors' Nominees to the Company's board of directors, effective as of the Closing Date and (iii) approving the issuance by the Company of the Investment Securities.

         As of the date of this Schedule 13D, the identity of the co-investors to be designated has not yet been finalized, and the allocation of the Common Shares to be acquired by each of the Sponsors and the designated co-investors has not been decided.

         Investors' Rights Agreement

         In connection with the Investment Agreement, on or prior to Closing Date, the Company and the Investors will also enter into a registration rights agreement (the "Investors' Rights Agreement") providing for registration rights with respect to the Investment Securities. The Company will agree that within ninety days after written request by a representative of the Investors (made not less than 360 days after the Closing Date), the Company will file with the Securities and Exchange Commission a shelf registration statement on Form F-3 covering resales of the Investment Securities by holders of those Investment Securities. In addition, such holders will have certain rights to "piggyback" on other registration statements relating to the Common Shares and the right to cause the Company to effect up to six demand registrations, which rights expire on the sixth anniversary of the Closing Date.

         Under Korean law, the Investors will not be permitted to dispose of any Investment Securities (including under the Investors' Rights Agreement) for one year following the Closing Date. In addition, the Investors will not be permitted to dispose of any Investment Securities (including under the Investors' Rights Agreement) unless such disposition is in compliance with the Shareholders' Agreement described below.

         Shareholders' Agreement

         The Sponsors and the other Investors expect to enter into a Shareholders' Agreement on or prior to the Closing Date to set forth certain agreements regarding the management of the Company and the disposition of Common Shares held by any of them.

         Fees and Expenses

         In connection with the Investment Agreement, the Company and the Investors have also entered into a letter agreement (the "First Letter Agreement"), dated as of September 9, 2003. Under the terms of the First Letter Agreement, upon Closing, the Company is responsible for paying certain fees and expenses incurred by the Investors in connection with their investment in the Company, up to a maximum of US$8,000,000. Such fees and expenses include the fees and expenses incurred by the Investors to third party advisors, including legal counsel, investment bankers, accountants, consultants and other third party advisors and other out-of-pocket expenses of the Investors and their affiliates.

         General

         The provisions of the Investment Agreement, the form of Investors' Rights Agreement and the First Letter Agreement are set forth as exhibits to this Schedule, and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only and is qualified in its entirety by reference to such documents.

         Subject to developments with respect to the Company, fluctuations in foreign ownership of Common Shares and market conditions, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease its equity interest in the Company by acquiring Common Shares (including pursuant to the Investment Agreement) or other securities convertible or exercisable into Common Shares or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. There can be no assurance that the investments in Common Shares described in this Schedule 13D will be consummated or that all 182,812,500 Common Shares will be purchased.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5.   Interest in Securities of the Issuer.

         (a) AIF II, AOF and Newbridge Asia HT, together with their designated co-investors, have the right to acquire up to the entire 182,812,500 Common Shares to be purchased under the Investment Agreement. As of the date of this
Schedule 13D, the allocation of the Common Shares to be acquired by each of the Sponsors and the identity of the co-investors to be designated has not yet been finalized. Accordingly, each of the Reporting Persons may be deemed to beneficially own 182,812,500 Common Shares, which would represent approximately 39.56% of the total Common Shares outstanding following the issuance and sale of such 182,812,500 Common Shares, based on the Company's representation in the Investment Agreement that as of September 9, 2003, 279,322,680 Common Shares were outstanding.

         (b) (i) While the allocation of the Common Shares to be purchased by each Investor has not been determined, upon the issuance and sale of 182,812,500 Common Shares to AIF II, each of AIF II, AIG Fund II, AIG Fund II General Partner, AIG Fund II Management, EMP II, EMC, GICI, AIGGIC, AIAB, AIRCO and AIG, Inc. would have the shared power to vote or direct the vote and to dispose or direct the disposition of 182,812,500 Common Shares.

         (ii) While the allocation of the Common Shares to be purchased by each Investor has not been determined, upon the issuance and sale of 182,812,500 Common Shares to AOF, each of AOF, AOF General Partner, AIGGIC, AIAB, AIRCO and AIG, Inc. would have the shared power to vote or direct the vote and to dispose or direct the disposition of 182,812,500 Common Shares.

         (iii) While the allocation of the Common Shares to be purchased by each Investor has not been determined, upon the issuance and sale of 182,812,500 Common Shares to Newbridge Asia HT, each of Newbridge Asia HT, Newbridge Asia HT General Partner, Newbridge GenPar III, Newbridge Advisors III, Tarrant Advisors, Blum G.A. III, Blum Investment and Richard C. Blum would have the shared power to vote or direct the vote and to dispose or direct the disposition of 182,812,500 Common Shares.

         (c) Except as described herein, no transactions in Common Shares were effected during the past 60 days by any Reporting Person or, to the best knowledge of the Reporting Persons, by any of the individuals identified in Item 2.

         (d) Not applicable.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Management Rights Agreement

         In connection with the Investment Agreement, the Company will enter into a management rights agreement, as of the Closing Date, with certain of the Investors or their affiliates, pursuant to which the Company will grant to each of them certain management rights in the Company so long as such Investor owns any Investment Securities.

         General

         The provisions of the form of Management Rights Agreement are set forth as an exhibit to this Schedule, and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of the Management Rights Agreement is a summary only and is qualified in its entirety by reference to such document.

         Except as set forth in response to other Items of this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.           Material to be Filed as Exhibits

Schedule I Directors and Executive Officers of AIF II, AIG Fund II, AIG Fund II General Partner, AIG Fund II Management, AIRCO, EMP II, EMC and GICI

Schedule II Directors and Executive Officers of AOF, AOF General Partner, AIGGIC, AIAB, AIG, Inc., SICO, The Starr Foundation and Starr

Schedule III Directors and Executive Officers of Newbridge Asia HT, Newbridge Asia HT General Partner, Newbridge GenPar III, Newbridge Advisors III, Tarrant Advisors, Blum G.A. III and Blum Investment

Exhibit 1         Joint Filing Agreement

Exhibit 2         Investment Agreement

Exhibit 3         First Letter Agreement

Exhibit 4         Form of Investors' Rights Agreement

Exhibit 5         Form of Management Rights Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to AIF II NT, Ltd. is true, complete and correct.

Dated:  October 31, 2003

                                    AIF II NT, LTD.

                                    By: /s/ Wilfried Kaffenberger
                                        ----------------------------------------
                                    Name: Wilfried Kaffenberger
                                    Title: Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to AIG Asian Infrastructure Fund II, L.P is true, complete and correct.

Dated:  October 31, 2003

                    AIG ASIAN INFRASTRUCTURE FUND II, L.P.

                         By: AIG Asian Infrastructure Management II, L.P.

                             By: AIG Asian Infrastructure Management II, Ltd.

                                    By: /s/ Stuart Osborne
                                        ----------------------------------------
                                    Name: Stuart Osborne
                                    Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to AIG Asian Infrastructure Management II, L.P is true, complete and correct.

Dated:  October 31, 2003

                      AIG ASIAN INFRASTRUCTURE MANAGEMENT II, L.P.

                           By:  AIG Asian Infrastructure Management II, Ltd.

                                    By: /s/ Stuart Osborne
                                        ----------------------------------------
                                    Name: Stuart Osborne
                                    Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to AIG Asian Infrastructure Management II, Ltd. is true, complete and correct.

Dated:  October 31, 2003

                               AIG ASIAN INFRASTRUCTURE MANAGEMENT II, LTD.

                                    By: /s/ Stuart Osborne
                                        ----------------------------------------
                                    Name: Stuart Osborne
                                    Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Emerging Markets Partnership II, L.L.C. is true, complete and correct.

Dated:  October 31, 2003

                               EMERGING MARKETS PARTNERSHIP II, L.L.C.

                                    By: /s/ Arnold H. Weiss
                                        ----------------------------------------
                                    Name: Arnold H. Weiss
                                    Title: Director, EMC

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Emerging Markets Corporation is true, complete and correct.

Dated:  October 31, 2003

                               EMERGING MARKETS CORPORATION

                                    By: /s/ Arnold H. Weiss
                                        ----------------------------------------
                                    Name: Arnold H. Weiss
                                    Title: Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Emerging Markets Corporation is true, complete and correct.

Dated:  October 31, 2003

                               GICI INFRASTRUCTURE PTE LTD.

                                    By: /s/ Kunna Chinniah
                                        ----------------------------------------
                                    Name: Kunna Chinniah
                                    Title: Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to AIG Asian Opportunity Fund, L.P. is true, complete and correct.

Dated:  October 31, 2003

                               AIG ASIAN OPPORTUNITY FUND, L.P.

                                By: AIG Asian Opportunity G.P., L.L.C.

                                    By: /s/ David Yeung
                                        ----------------------------------------
                                    Name: David Yeung
                                    Title: Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to AIG Asian Opportunity G.P., L.L.C. is true, complete and correct.

Dated:  October 31, 2003

                               AIG ASIAN OPPORTUNITY G.P., L.L.C.

                                    By: /s/ David Yeung
                                        ----------------------------------------
                                    Name: David Yeung
                                    Title: Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to AIG Global Investment Corp. (Asia) Ltd. is true, complete and correct.

Dated:  October 31, 2003

                               AIG GLOBAL INVESTMENT CORP. (ASIA) LTD.

                                    By: /s/ Cesar Zalamea
                                        ----------------------------------------
                                    Name: Cesar Zalamea
                                    Title: Managing Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to American International Assurance Company (Bermuda) Limited is true, complete and correct.

Dated:  October 31, 2003

                               AMERICAN INTERNATIONAL ASSURANCE COMPANY
                               (BERMUDA) LIMITED

                                    By: /s/ Gerald Wyndorf
                                        ----------------------------------------
                                    Name: Gerald Wyndorf
                                    Title: Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to American International Reinsurance Company, Ltd. is true, complete and correct.

Dated:  October 31, 2003

                               AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.

                                    By: /s/ L. Michael Murphy
                                        ----------------------------------------
                                    Name: L. Michael Murphy
                                    Title: Vice President and Secretary

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to American International Group, Inc. is true, complete and correct.

Dated:  October 31, 2003

                               AMERICAN INTERNATIONAL GROUP, INC.

                                    By: /s/ Win J. Neuger
                                        ----------------------------------------
                                    Name: Win J. Neuger
                                    Title:  Executive Vice President and Chief
                                            Investment Officer

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Newbridge Asia HT, L.P. is true, complete and correct.

Dated:  October 31, 2003

                               NEWBRIDGE ASIA HT, L.P.

                                     By: Newbridge Asia HT, Ltd.

                                          By: /s/ Richard A. Ekleberry
                                              ----------------------------------
                                          Name: Richard A. Ekleberry
                                          Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Newbridge Asia HT, Ltd. is true, complete and correct.

Dated:  October 31, 2003

                               NEWBRIDGE ASIA HT, LTD.

                                    By: /s/ Richard A. Ekleberry
                                        ----------------------------------------
                                    Name: Richard A. Ekleberry
                                    Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Newbridge Asia GenPar III, L.P. is true, complete and correct.

Dated:  October 31, 2003

                               NEWBRIDGE ASIA GENPAR III, L.P.

                                    By: Newbridge Asia Advisors III, Inc.

                                       By: /s/ Richard A. Ekleberry
                                           -------------------------------------
                                       Name: Richard A. Ekleberry
                                       Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Newbridge Asia Advisors III, Inc. is true, complete and correct.

Dated:  October 31, 2003

                               NEWBRIDGE ASIA ADVISORS III, INC.

                                    By: /s/ Richard A. Ekleberry
                                        ----------------------------------------
                                    Name: Richard A. Ekleberry
                                    Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Tarrant Advisors, Inc. is true, complete and correct.

Dated:  October 31, 2003

                               TARRANT ADVISORS, INC.

                                    By: /s/ Richard A. Ekleberry
                                        ----------------------------------------
                                    Name: Richard A. Ekleberry
                                    Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Blum G.A. III, L.L.C. is true, complete and correct.

Dated:  October 31, 2003

                               BLUM G.A. III, L.L.C.

                                  By: Blum Investment Partners, Inc.
                                      Its Managing Member

                                      By: /s/ Murray A. Indick
                                          --------------------------------------
                                      Name: Murray A. Indick
                                      Title: Secretary

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Blum Investment Partners, Inc. is true, complete and correct.

Dated:  October 31, 2003

                               BLUM INVESTMENT PARTNERS, INC.

                                    By: /s/ Murray A. Indick
                                       -----------------------------------------
                                    Name: Murray A. Indick
                                    Title: Secretary

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated:  October 31, 2003

                                    RICHARD C. BLUM

                                    /s/ Murray A. Indick
                                    -----------------------------
                                    By: Murray A. Indick, Attorney-In-Fact

                                   SCHEDULE I

                  The name, position, present principal occupation and business address of each director and executive officer of AIF II, AIG Fund II, AIG Fund II General Partner, AIG Fund II Management, AIRCO, EMP II, EMC and EMCGICI are set forth below.

                  All individuals listed below are U.S. citizens except for James Keyes, Peter Bubenzer, Tonesan Amissah, Edmund Tse, Joseph Johnson, L. Michael Murphy and Lawrence Stevens, who are citizens of Great Britain, Dr. K.
P. Teh, who is Kunna Chinniah, Teh Kok Peng, Ng Kin Sze, Teong Woon Hwee and Eng Chiet Shoong, who are citizens of Singapore, Geoffrey Chang, who is a citizen of Malaysia, Moeen A. Qureshi, who is a citizen of Pakistan, and Winston Mok, who is a citizen of Australia.


         Name                Position          Principal Occupation                    Business Address
---------------------    ---------------    -------------------------   ------------------------------------------
                                                  AIF II NT, Ltd.

Wilfried Kaffenberger    Director           Managing Director of        2001 Pennsylvania Avenue, N.W., Suite 1100,
                                            Emerging Markets            Washington, DC 20006  USA
                                            Partnership

Winston Mok              Director           Managing Director of        50 Raffles Place #35-01  Singapore
                                            Emerging Markets
                                            Partnership

Geoffrey Chang           Director           Trust Officer of Trustco    Unit 3(1), 3rd Floor, Main Office Tower,
                                            Labuan                      Financial Park Labuan Complex, Jalan Merdeka,
                                                                        8/000 Labuan, F.T. Labuan Malaysia

                                       AIG Asian Infrastructure Fund II, L.P.

Wilfried Kaffenberger    Chief Executive    Managing Director of        2001 Pennsylvania Avenue, N.W., Suite 1100,
                         Officer            Emerging Markets            Washington, DC 20006  USA
                                            Partnership

                                    AIG Asian Infrastructure Management II, L.P.
                                                        None

                                    AIG Asian Infrastructure Management II, Ltd.

Edmund Tse               Class A Director   Chairman and Chief          1 Stubbs Road, Hong Kong
                                            Executive Officer of
                                            American International
                                            Assurance Co. Limited

Joseph Johnson           Class A Director   President and Chief         American International Building, 29 Richmond
                                            Executive Officer of        Road, Pembroke HM08 Bermuda
                                            American International
                                            Company Ltd.

Edward Matthews          Class A Director   Senior Advisor, AIG, Inc.   70 Pine Street, New York New York  USA

L. Michael Murphy        Class A Director   Executive Vice President,   American International Building, 29 Richmond
                                            Secretary and General       Road, Pembroke HM08 Bermuda
                                            Counsel, AIRCO

Dr. K. P. Teh            Class A Director   Senior government official

Peter Bubenzer           Class A Director   Partner of Appleby,         PO Box HM 1179, Hamilton, Bermuda
                                            Spurling & Kempe, a
                                            Bermuda law firm

James Keyes              Class A Director   Partner of Appleby,         PO Box HM 1179, Hamilton, Bermuda
                                            Spurling & Kempe, a
                                            Bermuda law firm

Tonesan Amissah          Class A Director   Partner of Appleby,         PO Box HM 1179, Hamilton, Bermuda
                                            Spurling & Kempe, a
                                            Bermuda law firm

Moeen A. Qureshi         Non Voting         Chairman of Emerging
                         Director           Markets Corporation


                                 American International Reinsurance Company, Ltd.

Maurice Greenberg        Director and       Chairman and Chief          70 Pine Street, New York, New York  USA
                         Chairman of the    Executive Officer of
                         Board              American International
                                            Group, Inc.

Joseph Johnson           Director           President and Chief         American International Building, 29 Richmond
                                            Executive Officer of        Road, Pembroke HM08 Bermuda
                                            American International
                                            Company Ltd.

Edward Matthews          Director           Senior Advisor, AIG, Inc.   70 Pine Street, New York New York  USA

L. Michael Murphy        Director, Vice     Executive Vice President,   American International Building, 29 Richmond
                         President and      Secretary and General       Road, Pembroke HM08 Bermuda
                         Secretary          Counsel, AIRCO

Howard I. Smith          Director           Vice Chairman, Chief        70 Pine Street, New York, New York  USA
                                            Financial Officer and
                                            Chief Administrative
                                            Officer of American
                                            International Group, Inc.

Lawrence Stevens         President and      Actuary of American         American International Building, 29  Richmond
                         Director           International Reinsurance   Road, Pembroke HM08 Bermuda
                                            Company, Ltd.

Edmund Tse               Director           Chairman and Chief          1 Stubbs Road, Hong Kong
                                            Executive Officer of
                                            American International
                                            Assurance Co. Limited

                                      Emerging Markets Partnership II L.L.C.
                                                       None

                                           Emerging Markets Corporation

Moeen A. Qureshi         Director and       Chairman of Emerging 2001   Pennsylvania Avenue, N.W., Suite 1100,
                         Chairman of the    Markets Partnership         Washington, DC 20006 USA
                         Board and
                         President

Donald C. Roth           Director,          Managing Partner of         2001 Pennsylvania Avenue, N.W., Suite 1100,
                         Managing           Emerging Markets            Washington, DC 20006  USA
                         Partner and        Partnership
                         Executive Vice
                         President and
                         Treasurer

Arnold H. Weiss          Director,          Senior VP, General          2001 Pennsylvania Avenue, N.W., Suite 1100,
                         Senior Vice        Counsel and Secretary of    Washington, DC 20006  USA
                         President,         Emerging Markets
                         General Counsel    Partnership
                         and Secretary
J. Speed Carroll         Assistant          Managing Director of 2001   Pennsylvania Avenue, N.W., Suite 1100,
                         Secretary          Emerging Markets            Washington, DC 20006 USA
                                            Partnership

                           GIC Infrastructure Pte Ltd.

Kunna Chinniah           Director           Executive Vice President    168 Robinson Road, #37-01, Capital Tower,
                                            of GIC Special              Singapore 068912
                                            Investments Pte Ltd.

Teh Kok Peng             Director           President of GIC Special    168 Robinson Road, #37-01, Capital Tower,
                                            Investments Pte Ltd.        Singapore 068912

Ng Kin Sze               Director           Senior Executive Vice       168 Robinson Road, #37-01, Capital Tower,
                                            President of GIC Special    Singapore 068912
                                            Investments Pte Ltd.

Teong Woon Hwee          Director           Senior Vice President of    168 Robinson Road, #37-01, Capital Tower,
                                            GIC Special Investments     Singapore 068912
                                            Pte Ltd.

Eng Chiet Shoong         Director           Senior Vice President of    168 Robinson Road, #37-01, Capital Tower,
                                            GIC Special Investments     Singapore 068912
                                            Pte Ltd.



                                   SCHEDULE II

                  The name, position, present principal occupation and business address of each director and executive officer of AOF, AOF General Partner, AIGGIC, AIAB, AIG, Inc., SICO, The Starr Foundation and Starr are set forth below.

                  All individuals listed below are U.S. citizens except for Ada Tse, Joseph Johnson, L. Michael Murphy, Stuart Osborne, Edmund Tse, Edwin A.G. Manton, and Lawrence Stevens, who are citizens of Great Britain, Cesar Zalamea, who is a citizen of the Philippines, David Yeung and Marshall Cohen, who are citizens of Canada, Jaime Gonzalez, who is a citizen of the Philippines, Peter Soo, who is a citizen of Malaysia, and John Chu and Alwin Lam, who are citizens of China.

         Name                Position          Principal Occupation                    Business Address
---------------------    ---------------    -------------------------   ------------------------------------------
                                          AIG Asian Opportunity Fund, L.P.

Ada Tse                  Chief Operating    Chief Operating Officer     3601 One Pacific Place, 88 Queensway, Hong
                         Officer            of AIG Asian Opportunity    Kong
                                            Fund, L.P. and AIG Asian
                                            Opportunity G.P., L.L.C.

                                         AIG Asian Opportunity G.P., L.L.C.

Peter Yu                 Director           President and Chief         175 Water Street, 23rd Floor New York, New
                                            Executive Officer of AIG    York  USA
                                            Capital Partners, Inc.

Cesar Zalamea            Director           Chief Executive Officer     3601 One Pacific Place, 88 Queensway, Hong
                                            of AIG Global Investment    Kong
                                            Corp. (Asia) Ltd.

Kevin Clowe              Director           Managing Director of AIG    175 Water Street, 23rd Floor New York, New
                                            Capital Partners, Inc.      York  USA

John Lin                 Director           Head of South East Asia     12/F, AI Tower, 181 Surawrong Road, Bangkok
                                            of AIG Global Investment    Thailand
                                            Corp. (Asia) Ltd.

Win Neuger               Director           Chief Executive Officer     175 Water Street, 24th Floor New York, New
                                            and Chairman of AIG         York  USA
                                            Global Investment Group
                                            Inc.

Ada Tse                  Director           Chief Operating Officer     3601 One Pacific Place, 88 Queensway, Hong
                                            of AIG Asian Opportunity    Kong
                                            Fund, L.P. and AIG Asian
                                            Opportunity G.P., L.L.C.

Stephen Tsuei            Director and       Head of East Asia of AIG    8F, 6 Tun Hwa N. Rd., Taipei 105, Taiwan,
                         Chief Executive    Global Investment Corp.     R.O.C.
                         Officer            (Asia) Ltd.,

David Yeung              Director           Head of Infrastructure of   3601 One Pacific Place, 88 Queensway, Hong
                                            AIG Global Investment       Kong
                                            Corp. (Asia) Ltd.

                                       AIG Global Investment Corp. (Asia) Ltd.

Cesar Zalamea            Director,          Chief Executive Officer     3601 One Pacific Place, 88 Queensway, Hong
                         President and      of AIG Global Investment    Kong
                         Managing           Corp. (Asia) Ltd.
                         Director

Jaime Gonzalez           Director           Chairman and Chief          3402-04 One Exchange Square, 8 Connaught
                                            Executive Officer of        Place, Central Hong Kong
                                            American Orient Capital
                                            Partners Ltd.

Joseph Johnson           Director, Vice     President & Chief           American International Building, 29 Richmond
                         President &        Executive Officer of        Road, Pembroke,  Bermuda
                         Treasurer          American International
                                            Company Limited

Edward Matthews          Director           Senior Vice Chairman of     70 Pine Street, New York, New York  USA
                                            American International
                                            Group Inc.

L. Michael Murphy        Director, Vice     Executive Vice President,   American International Building, 29 Richmond
                         President &        Secretary and General       Road, Pembroke, Bermuda
                         Secretary          Counsel of American
                                            International Company
                                            Limited

Stuart Osborne           Director &         Assistant Treasurer of      American International Building, 29 Richmond
                         Assistant          AIG Global Investment       Road, Pembroke,  Bermuda
                         Treasurer          Corporation (Asia) Ltd.

Edmund Tse               Director           Chairman & Chief            1 Stubbs Road, Hong Kong
                                            Executive Officer of
                                            American International
                                            Assurance Co., Ltd.

Peter Soo                Director           Regional Head of Fund       1 Stubbs Road, Hong Kong
                                            Management of AIG Global
                                            Investment Corporation
                                            (Asia) Ltd.

John Chu                 Director and       Executive Vice President    1 Stubbs Road, Hong Kong
                         Deputy Managing    and Chief Investment
                         Director           Officer of American
                                            International Assurance
                                            Co., Ltd.

Cesar Zalamea            Director,          Chief Executive Officer     3601 One Pacific Place, 88 Queensway, Hong
                         President and      of AIG Global Investment    Kong
                         Managing           Corp. (Asia) Ltd.
                         Director

Jaime Gonzalez           Director           Chairman and Chief          3402-04 One Exchange Square, 8 Connaught
                                            Executive Officer of        Place, Central Hong Kong
                                            American Orient Capital
                                            Partners Ltd.

Joseph Johnson           Director, Vice     President & Chief           American International Building, 29 Richmond
                         President &        Executive Officer of        Road, Pembroke,  Bermuda
                         Treasurer          American International
                                            Company Limited

Edward Matthews          Director           Senior Advisor, AIG, Inc.   70 Pine Street, New York, New York  USA

L. Michael Murphy        Director, Vice     Executive Vice President,   American International Building, 29 Richmond
                         President &        Secretary and General       Road, Pembroke HM08 Bermuda
                         Secretary          Counsel, AIRCO

Stuart Osborne           Director &         Assistant Treasurer of      American International Building, 29 Richmond
                         Assistant          AIG Global Investment       Road, Pembroke HM08 Bermuda
                         Treasurer          Corporation (Asia) Ltd.

Edmund Tse               Director           Chairman & Chief            1 Stubbs Road, Hong Kong
                                            Executive Officer of
                                            American International
                                            Assurance Co., Ltd.

Peter Soo                Director           Regional Head of Fund       1 Stubbs Road, Hong Kong
                                            Management of AIG Global
                                            Investment Corporation
                                            (Asia) Ltd.

John Chu                 Director and       Executive Vice President    1 Stubbs Road, Hong Kong
                         Deputy Managing    and Chief Investment
                         Director           Officer of American
                                            International Assurance
                                            Co., Ltd.

                             American International Assurance Company (Bermuda) Limited

Maurice Greenberg        Director &         Chairman and Chief          70 Pine Street, New York, New York  U.S.A.
                         Chairman of the    Executive Officer of
                         Board              American International
                                            Group, Inc

Edmund Tse               Director &         Chairman and Chief          1 Stubbs Road, Hong Kong
                         President          Executive Officer of
                                            American International
                                            Assurance Co. Limited

Gerald Wyndorf           Director &         Executive Vice President    1 Stubbs Road, Hong Kong
                         Executive Vice     & Chief Operating Officer
                         President &        of American International
                         Chief Operating    Assurance Company
                         Officer            (Bermuda) Limited

Alwin Lam                Director &         Senior Vice President &     AIA Tower 183 Electric Road, North Point,
                         Senior Vice        General Manager (Hong       Hong Kong
                         President &        Kong & Macau) of American
                         General Manager    International Assurance
                         (Hong Kong &       Company (Bermuda) Limited
                         Macau)

Joseph Johnson           Director           President & Chief           American International Building, 29 Richmond
                                            Executive Officer of        Road, Pembroke HM08 Bermuda
                                            American International
                                            Company Limited

L. Michael Murphy        Director &         Executive Vice President,   American International Building, 29 Richmond
                         Secretary          Secretary and General       Road, Pembroke HM08 Bermuda
                                            Counsel, AIRCO

                                        American International Group, Inc.

M. Bernard Aidinoff      Director           Retired Partner             Sullivan & Cromwell, 125 Broad Street,
                                                                        New York, New York 10004

Pei-yuan Chia            Director           Retired Vice Chairman,      298 Bedford - Banksville Road, Bedford, New
                                            Citicorp and Citibank,      York 10506
                                            N.A.

Marshall A. Cohen        Director           Counsel, Cassels, Brock     Cassels, Brock & Blackwell, 40 King Street
                                            & Blackwell                 West, 20th Floor, Toronto, Ontario M5H 3C2

Barber B. Conable, Jr.   Director           Retired; Former             P. O. Box 218, Alexander, New York  14005
                                            President, World Bank

Martin S. Feldstein      Director           Professor of Economics,     National Bureau of Economic Research, Inc.,
                                            Harvard University          1050 Massachusetts Avenue, Cambridge,
                                                                        Massachusetts  02138

Ellen V. Futter          Director           President, American         American Museum of Natural History, Central
                                            Museum of Natural History   Park West at 79th Street, New York, New York
                                                                        10024
M. R. Greenberg          Director and       Chairman & Chief            American International Group, Inc., 70 Pine
                         Executive Officer  Executive Officer           Street, New York, New York  10270

Carla A. Hills           Director           Chairman and CEO, Hills     Hills & Company, 1200 19th Street, N.W. - 5th
                                            & Company                   Floor, Washington, DC  20036

Richard C. Holbrooke     Director           Former U.S. Ambassador      The Council on Foreign Relations, 58 E. 68th
                                            to the United Nations       Street, New York, New York  10021
Frank J. Hoenemeyer      Director           Financial Consultant        7 Harwood Drive, Madison, New Jersey  07940

Howard I. Smith          Director and       Vice Chairman, Chief        American International Group, Inc., 70 Pine
                         Executive Officer  Administrative Officer &    Street, New York, New York  10270
                                            Chief Financial Officer

Martin J. Sullivan       Director and       Vice Chairman & Co-Chief    American International Group, Inc., 70 Pine
                         Executive Officer  Operating Officer           Street, New York, New York  10270

Thomas R. Tizzio         Executive Officer  Senior Vice Chairman-       American International Group, Inc., 70 Pine
                                            General Insurance           Street, New York, New York  10270

Edmund S.W. Tse          Director and       Senior Vice Chairman &      American International Assurance Co., Ltd., 1
                         Executive Officer  Co-Chief Operating          Stubbs Road, Hong Kong
                                            Officer

Jay S. Wintrob           Director and       Executive Vice              AIG SunAmerica Inc., 1 SunAmerica Center,
                         Executive Officer  President- Retirement       1999 Avenue of the Stars, Los Angeles,
                                            Savings                     California  90067

Frank G. Wisner          Director and       Vice-Chairman- External     American International Group, Inc., 70 Pine
                         Executive Officer  Affairs                     Street, New York, New York  10270

Frank G. Zarb            Director           Former Chairman NASD and    The NASDAQ Stock Market, Inc., Four Times
                                            The NASDAQ Stock Market,    Square, New York, New York  10036
                                            Inc.

John A. Graf             Executive Officer  Executive Vice President    2929 Allen Parkway, Houston, Texas  77019
                                            - Retirement Savings

Donald Kanak             Executive Officer  Executive Vice President    American International Building, 1-3
                                            & Chief Executive           Marunouchi, 1-chome, Chiyoda-ku, Tokyo, Japan
                                            Officer of AIG Companies
                                            in Japan & Korea

Rodney O. Martin, Jr.    Executive Officer  Executive Vice President    2929 Allen Parkway, Houston, Texas  77019
                                            - Life Insurance

Win J. Neuger            Executive Officer  Executive Vice President    70 Pine Street, New York, New York  10270
                                            & Chief Investment
                                            Officer

Kristian P. Moor         Executive Officer  Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Domestic General
                                            Insurance

R. Kendall Nottingham    Executive Officer  Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Life Insurance

Robert B. Sandler        Executive Officer  Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Senior Casualty
                                            Actuary & Senior Claims
                                            Officer

William N. Dooley        Executive Officer  Senior Vice President -     70 Pine Street, New York, New York  10270
                                            Financial Services

Lawrence W. English      Executive Officer  Senior Vice President -     70 Pine Street, New York, New York  10270
                                            Administration

Axel I. Freudmann        Executive Officer  Senior Vice President -     70 Pine Street, New York, New York  10270
                                            Human Resources

Richard W. Scott         Executive Officer  Senior Vice President -     70 Pine Street, New York, New York  10270
                                            Investments

Ernest T. Patrikis       Executive Officer  Senior Vice President &     70 Pine Street, New York, New York  10270
                                            General Counsel

Steven J. Bensinger      Executive Officer  Vice President &            70 Pine Street, New York, New York  10270
                                            Treasurer

Michael J. Castelli      Executive Officer  Vice President &            70 Pine Street, New York, New York  10270
                                            Controller

Keith Duckett            Executive Officer  Vice President &            70 Pine Street, New York, New York  10270
                                            Director of Internal
                                            Audit

Peter K. Lathrop         Executive Officer  Vice President &            70 Pine Street, New York, New York  10270
                                            Director of Taxes

Robert E. Lewis          Executive Officer  Senior Vice President &     70 Pine Street, New York, New York  10270
                                            Chief Credit Officer

Charles M. Lucas         Executive Officer  Vice President &            70 Pine Street, New York, New York  10270
                                            Director of Market Risk
                                            Management

Steven A. Rautenberg     Executive Officer  Vice President-             70 Pine Street, New York, New York  10270
                                            Communications

Kathleen E. Shannon      Executive Officer  Senior Vice President       70 Pine Street, New York, New York  10270
                                            and Secretary

Brian T. Schreiber       Executive Officer  Senior Vice President -     70 Pine Street, New York, New York  10270
                                            Strategic Planning

                                          Starr International Company, Inc.

William N. Dooley        Director           Senior Vice President -     70 Pine Street, New York, New York 10270
                                            Financial Services, AIG,
                                            Inc.

M. R. Greenberg          Director &         Chairman & Chief            70 Pine Street, New York, New York 10270
                         Chairman of the    Executive Officer, AIG,
                         Board              Inc.

Joseph C. H. Johnson     Director &         President & Chief           American International Building, 29 Richmond
                         President          Executive Officer of        Road, Pembroke HM08 Bermuda
                                            American International
                                            Company Limited

Donald Kanak             Director           Executive Vice President    American International Building, 1-3
                                            & Chief Executive Officer   Marunouchi, 1-chome, Chiyoda-ku, Tokyo, Japan
                                            of AIG Companies in Japan
                                            & Korea

Kevin Kelley             Director           Senior Vice President-      70 Pine Street, New York, New York  10270
                                            Domestic General
                                            Insurance, AIG, Inc.

Edward E. Matthews       Director           Senior Advisor, AIG, Inc.   70 Pine Street, New York, New York  10270

Kristian P. Moor         Director           Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Domestic General
                                            Insurance, AIG, Inc.

L. Michael Murphy        Director, Vice     Executive Vice President,   American International Building, 29 Richmond
                         President &        Secretary and General       Road, Pembroke HM08 Bermuda
                         Secretary          Counsel, AIRCO

Win J. Neuger            Director           Executive Vice President    70 Pine Street, New York, New York  10270
                                            & Chief Investment
                                            Officer, AIG, Inc.

R. Kendall Nottingham    Director           Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Life Insurance, AIG,
                                            Inc.

Robert M. Sandler        Director           Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Senior Casualty Actuary
                                            & Senior Claims Officer,
                                            AIG, Inc.

Howard I. Smith          Director           Vice Chairman, Chief        70 Pine Street, New York, New York  10270
                                            Administrative Officer &
                                            Chief Financial Officer,
                                            AIG, Inc.

Martin J. Sullivan       Director           Vice Chairman & Co-Chief    70 Pine Street, New York, New York  10270
                                            Operating Officer, AIG,
                                            Inc.

Thomas R. Tizzio         Director           Senior Vice Chairman-       70 Pine Street, New York, New York  10270
                                            General Insurance, AIG,
                                            Inc.

Edmund S.W. Tse          Director           Senior Vice Chairman &      1 Stubbs Road, Hong Kong
                                            Co-Chief Operating
                                            Officer, AIG, Inc.

Jay S. Wintrob           Director           Executive Vice President-   1 SunAmerica Center, Los Angeles, California
                                            Retirement Savings, AIG,    90067
                                            Inc.

                                                 The Starr Foundation

M. R. Greenberg          Director and       Chairman & Chief            70 Pine Street, New York, New York  10270
                         Chairman           Executive Officer, AIG,
                                            Inc.
Florence A. Davis        Director and       Director and President      70 Pine Street, New York, New York  10270
                         President

Marion I. Breen          Director and       Director and Vice           70 Pine Street, New York, New York  10270
                         Vice President     President

T. C. Hsu                Director           Director                    70 Pine Street, New York, New York  10270

Edwin A.G. Manton        Director           Senior Advisor, AIG, Inc.   70 Pine Street, New York, New York  10270

Edward E. Matthews       Director           Senior Advisor, AIG, Inc.   70 Pine Street, New York, New York  10270

John J. Roberts          Director           Senior Advisor, AIG, Inc.   70 Pine Street, New York, New York  10270

Howard I. Smith          Director and       Vice Chairman, Chief        70 Pine Street, New York, New York  10270
                         Treasurer          Administrative Officer &
                                            Chief Financial Officer,
                                            AIG, Inc.

Ernest E. Stempel        Director           Senior Advisor, AIG, Inc.   American International Building, 29 Richmond
                                                                        Road, Pembroke HM08 Bermuda

Edmund S.W. Tse          Director           Senior Vice Chairman &      1 Stubbs Road, Hong Kong
                                            Co-Chief Operating
                                            Officer, AIG, Inc.

Gladys Thomas            Vice President     Vice President and          70 Pine Street, New York, New York  10270
                         and Secretary      Secretary

                                                  C.V. Starr & Co.

William N. Dooley        Director           Senior Vice President -     70 Pine Street, New York, New York  10270
                                            Financial Services, AIG,
                                            Inc.

M. R. Greenberg          Director,          Chairman & Chief            70 Pine Street, New York, New York  10270
                         President &        Executive Officer, AIG,
                         Chief Executive    Inc.
                         Officer

Donald Kanak             Director           Executive Vice President    American International Building, 1-3
                                            & Chief Executive Officer   Marunouchi, 1-chome, Chiyoda-ku, Tokyo, Japan
                                            of AIG Companies in Japan
                                            & Korea

Kevin Kelley             Director           Senior Vice President-      70 Pine Street, New York, New York  10270
                                            Domestic General
                                            Insurance, AIG, Inc.

Edward E. Matthews       Director &         Senior Advisor, AIG, Inc.   70 Pine Street, New York, New York  10270
                         Senior Vice
                         President

Kristian P. Moor         Director           Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Domestic General
                                            Insurance, AIG, Inc.

Win J. Neuger            Director           Executive Vice President    70 Pine Street, New York, New York  10270
                                            & Chief Investment
                                            Officer, AIG, Inc.

R. Kendall Nottingham    Director           Executive Vice President    70 Pine Street, New York, New York  10270
                                            - Life Insurance, AIG,
                                            Inc.

Robert M. Sandler        Director & Vice    Executive Vice President    70 Pine Street, New York, New York  10270
                         President          - Senior Casualty Actuary
                                            & Senior Claims Officer,
                                            AIG, Inc.

Howard I. Smith          Director &         Vice Chairman, Chief        70 Pine Street, New York, New York  10270
                         Senior Vice        Administrative Officer &
                         President          Chief Financial Officer,
                                            AIG, Inc.

Martin J. Sullivan       Director           Vice Chairman & Co-Chief    70 Pine Street, New York, New York  10270
                                            Operating Officer, AIG,
                                            Inc.

Thomas R. Tizzio         Director &         Senior Vice Chairman-       70 Pine Street, New York, New York  10270
                         Senior Vice        General Insurance, AIG,
                         President          Inc.

Edmund S.W. Tse          Director &         Senior Vice Chairman &      1 Stubbs Road, Hong Kong
                         Senior Vice        Co-Chief Operating
                         President          Officer, AIG, Inc.

Jay S. Wintrob           Director           Executive Vice President-   1 SunAmerica Center, Los Angeles, California
                                            Retirement Savings, AIG,    90067
                                            Inc.

Michael D. Warantz       Treasurer          Treasurer                   70 Pine Street, New York, New York  10270

Kathleen E. Shannon      Secretary          Senior Vice President and   70 Pine Street, New York, New York  10270
                                            Secretary, AIG, Inc.

                                  SCHEDULE III

                  The name, position, present principal occupation and business address of each director and executive officer of Newbridge Asia HT, Newbridge Asia HT General Partner, Newbridge GenPar III, Newbridge Advisors III, Tarrant Advisors, Blum G.A. III and Blum Investment are set forth below.

                  All individuals listed below are U.S. citizens except for B.M. Park, who is a citizen of Korea, Weijian Shan, who is a citizen of China, and Au Ngai, who is a citizen of Canada.

         Name                Position          Principal Occupation                    Business Address
---------------------    ---------------    -------------------------   ------------------------------------------
                                               Newbridge Asia HT L.P.

                                                        None.

                                               Newbridge Asia HT Ltd.

Jeffery D. Ekberg        Director                                       301 Commerce Street, Suite 3300  Fort Worth,
                                                                        TX  76102  USA

John Viola               Director                                       301 Commerce Street, Suite 3300  Fort Worth,
                                                                        TX  76102  USA

Richard C. Blum          Director                                       909 Montgomery Street, Suite 400, San
                                                                        Francisco, CA 94133 USA

David Bonderman          Director                                       301 Commerce Street, Suite 3300  Fort Worth,
                                                                        TX  76102  USA

Daniel A. Carroll        Director                                       345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

B.M. Park                Vice President                                 12/F Korea First Bank Building, 100 Gongpyung-Dong,
                                                                        Jongro-GU Seoul 110-702, Korea

Weijian Shan             Vice President                                 Suite 2002-5 One International Finance
                                                                        Centre, One Harbour View Street, Central Hong
                                                                        Kong

Paul Chen                Vice President                                 Suite 2002-5 One International Finance
                                                                        Centre, One Harbour View Street, Central Hong
                                                                        Kong

James Chang              Vice President                                 12/F Korea First Bank Building, 100
                                                                        Gongpyung-Dong, Jongro-GU Seoul  110-702,
                                                                        Korea

                                           Newbridge Asia GenPar III, L.P.

                                                        None.

                                          Newbridge Asia Advisors III, Inc.

Richard C. Blum          Director                                       909 Montgomery Street, Suite 400  San
                                                                        Francisco, CA  94133  USA

David Bonderman          Director                                       301 Commerce Street, Suite 3300  Fort Worth,
                                                                        TX  76102  USA

Daniel A. Carroll        President                                      345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

James O'Brien            Vice President                                 301 Commerce Street, Suite 3300  Fort Worth,
                                                                        TX  76102  USA

Weijian Shan             Vice President                                 Suite 2002-5 One International Finance
                                                                        Centre, One Harbour View Street, Central Hong
                                                                        Kong

Paul Chen                Vice President                                 Suite 2002-5 One International Finance
                                                                        Centre, One Harbour View Street, Central Hong
                                                                        Kong

Richard Ekleberry        Vice President                                 301 Commerce Street, Suite 3300  Fort Worth,
                                                                        TX  76102  USA

John Viola               Vice President/                                301 Commerce Street, Suite 3300  Fort Worth,
                         Treasurer                                      TX  76102  USA

Jeffery D. Ekberg        Vice President/                                301 Commerce Street, Suite 3300  Fort Worth,
                         Secretary                                      TX  76102  USA

Au Ngai                  Vice President                                 Suite 2002-5 One International Finance
                                                                        Centre, One Harbour View Street, Central Hong
                                                                        Kong

                                               Tarrant Advisors, Inc.

David Bonderman          Chairman/                                      301 Commerce Street, Suite 3300  Fort Worth,
                         President/Director                             TX  76102  USA

James G. Coulter         Executive Vice                                 345 California Street, Suite 3300  San
                         President/Director                             Francisco, CA  94104  USA

William S. Price, III    Executive Vice                                 345 California Street, Suite 3300  San
                         President/Director                             Francisco, CA  94104  USA

Richard P. Schifter      Vice President                                 1133 Connecticut Ave., NW, Suite 700
                                                                        Washington, D.C.  20036

James O'Brien            Vice President/                                301 Commerce Street, Suite 3300  Fort Worth,
                         Treasurer                                      TX  76102  USA

Richard A. Ekleberry     Vice President/                                301 Commerce Street, Suite 3300  Fort Worth,
                         Secretary                                      TX  76102  USA

John E. Viola            Vice President                                 301 Commerce Street, Suite 3300  Fort Worth,
                                                                        TX  76102  USA

Thomas E. Reinhart       Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

Jonathan J. Coslet       Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

Kelvin L. Davis          Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

Justin T. Chang          Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

John W. Marren           Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

James B. Williams        Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

Richard W. Boyce         Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

Andrew Dechet            Vice President                                 2nd Floor, Sterling Square, 5-7 Carlton
                                                                        Gardens, London SW1Y 5AD

James R. Gates           Vice President                                 345 California Street, Suite 3300  San
                                                                        Francisco, CA  94104  USA

                                                Blum G.A. III, L.L.C.

                                                        None.

                                          Blum Investment Partners, Inc.

Richard C. Blum          Director and                                   909 Montgomery Street, Suite 400  San
                         President                                      Francisco, CA  94133  USA

                                  EXHIBIT INDEX

   EXHIBIT                     DESCRIPTION                                 PAGE
------------   --------------------------------------------------------   ------
Exhibit 1      Joint Filing Agreement, dated as of October 31, 2003,
               among the Reporting Persons

Exhibit 2 Investment Agreement, dated as of September 9, 2003, among Hanaro Telecom, Inc., AIF II NT, Ltd., AIG Asian Opportunity Fund L.P., Newbridge Asia HT, L.P. and each of the investors named on Schedule I

Exhibit 3 First Letter Agreement, dated as of September 9, 2003, among Hanaro Telecom Inc., AIF II NT, Ltd., AIG Asian Opportunity Fund L.P., Newbridge Asia HT, L.P. and each of the investors named on Schedule I of the Investment Agreement.

Exhibit 4      Form of Investors' Rights Agreement

Exhibit 5      Form of Management Rights Agreement